As filed with the Securities and Exchange Commission on March 10, 2014

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SONIC FOUNDRY, INC.

(Exact Name of Registrant as specified in its charter)

Maryland	39-1783372
(State of Incorporation)	(I.R.S. Employer Identification No.)

222 West Washington Avenue

Madison, WI 53703

(608) 443-1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

GARY R. WEIS

Chief Executive Officer

222 West Washington Avenue

Madison, WI 53703

(608) 443-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Frederick H. Kopko, Jr., Esq.

McBreen & Kopko

29 S. LaSalle Street, Suite 850

Chicago, IL 60606

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

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If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is at registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one)

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $.01 par value	214,959	$2,153,889(1)	$277.42

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales price, of $10.02 as reported on the NASDAQ Capital Market on February 27, 2014.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where this offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED March 10, 2014

Prospectus

This prospectus relates to the public offering, which is not being underwritten, of 214,959 shares of our Common Stock (the “Shares”), all of which are currently outstanding. These Shares may be offered and sold from time to time by certain of our stockholders (the “Selling Stockholders”). We will not receive any of the proceeds from the sale of the Shares.

The Selling Stockholders may sell the Shares from time to time on the Nasdaq Capital Market in regular brokerage transactions, in transactions directly with market makers or in certain privately negotiated transactions. See “Plan of Distribution”. Each Selling Stockholder has advised us that no sale or distribution other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders. Selling commissions, brokerage fees, any applicable stock transfer taxes and any fees and disbursements of counsel to the Selling Stockholders are payable individually by the Selling Stockholders.

Our common stock is quoted on The Nasdaq Capital Market under the symbol “SOFO”.

Investing in our securities involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is March 10, 2014

ABOUT THIS PROSPECTUS

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “our company”, “we”, “our”, “us” or similar references mean Sonic Foundry, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

RISK FACTORS

The occurrences or any of the following risks could materially and adversely affect our business, financial condition and operating results.

Economic conditions could materially adversely affect the Company.

With the continued global economic pressure, there is a continuing risk of further weakening in conditions, particularly with those customers that rely on local, state or Federal government funding. Any continuing unfavorable economic conditions could continue to negatively affect, our business, operating results or financial condition, which could in turn affect our stock price. Weak economic conditions and the resulting impact on the availability of public funds along with the possibility of state and local budget cuts and reduced university enrollment could lead to a reduction in demand for our products and services. In addition, a prolonged economic downturn could cause insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of the Company’s products and inability or delay of our channel partners and other customers to pay accounts receivable owed to us.

Economic conditions may have a disproportionate effect on the sale of our products.

Many of our customers will look at the total A/V equipment and labor cost to outfit a typical conference room or lecture hall as one amount for budgetary purposes. Consequently, although our products represent only a portion of the total cost, the cost of the entire project of outfitting a room or conference hall may be considered excessive and may not survive budgetary constraints. Alternatively, our resellers may modify their quotes to end customers by eliminating our products or substituting less expensive products supplied by our competitors in order to win opportunities within budget constraints. Event service partners may similarly suggest that customers eliminate recording and webcasting as a means of reducing event cost. Consequently, declines in spending by government, educational or corporate institutions due to budgetary constraints may have a disproportionate impact on the Company and result in a material adverse impact on our financial condition.

Multiple unit deals are needed for continued success.

We need to sell multiple units to educational, corporate and government institutions in order to sell most efficiently and remain profitable. In fiscal 2013 and fiscal 2012, 81% of revenue was generated by sales to existing customers. In particular, sales of multiple units to corporate customers have lagged behind results achieved in the higher education market; consequently, we have allocated more resources to the higher education market. While we have addressed a strategy to leverage existing customers and close multiple unit transactions, a customer may choose not to make expected purchases of our products. The failure of our customers to make expected purchases will harm our business.

Manufacturing disruption or capacity constraints would harm our business.

We subcontract the manufacture of our recorders to one third-party contract manufacturer. Although we believe there are multiple sources of supply from other contract manufacturers as well as multiple suppliers of component parts required by our contract manufacturer, a disruption of supply of component parts or completed products, even if short term, would have a material negative impact on our revenues. Many component parts currently have long delivery lead times or cease production of certain components with limited notice in which to evaluate or obtain alternate supply, requiring careful estimation of production requirements. Lengthening lead times, product design changes and other third party manufacturing disruptions have caused delays in delivery. In order to compensate for supply delays, we have sourced components from off-shore sources, used cross component parts, paid significantly higher prices or extra fees to expedite delivery for short supply components, and currently hold substantially larger quantities of inventory than in the past. Many of these strategies have increased our costs and may not be sufficient to ensure against production delays. We depend on our subcontract manufacturer to produce our products efficiently while maintaining high levels of quality. Any manufacturing defects, delay in production or changes in product features will likely cause customer dissatisfaction and may harm our reputation. Moreover, any incapacitation of the manufacturing site due to destruction, natural disaster or similar events could result in a loss of product inventory. As a result of any of the foregoing, we may not be able to meet demand for our products, which could negatively affect revenues in the quarter of the disruption or longer depending upon the magnitude of the event, and could harm our reputation.

We may need to raise additional capital.

At December 31, 2013 we had cash of $3.1 million and availability under our line of credit facility with Silicon Valley Bank of $2.4 million. The Company has historically financed its operations primarily through cash from sales of equity securities, and to a limited extent, cash from operations and through bank credit facilities. The Company has a history of operating losses and historically used cash in operations prior to fiscal 2010. The Company improved both metrics with a combination of increased revenue and expense reductions over the last several fiscal years and while we expect to continue to increase revenue in fiscal 2014 and manage our expense growth to a level less than anticipated growth in revenues, we cannot ensure that revenue will grow as anticipated and, if revenue is determined to be growing at a rate less than anticipated, it may be too late to reduce expenses for fiscal 2014. The Company paid $1.9 million cash as part of the purchase price for Mediaste KK in January 2014, which was contemporaneously financed through a Second Amendment to the Second Amended and Restated Loan and Security Agreement with Silicon Valley Bank. The Company believes its cash position and available credit is adequate to accomplish its business plan through at least the next twelve months.

We may evaluate further operating or capital lease opportunities or incur additional term debt to finance equipment purchases in the future and may utilize the Company’s revolving line of credit to support working capital needs. While the Company anticipates that it will be in compliance with all provisions of our debt facilities, there can be no assurance that the existing debt facilities, as most recently amended in January 2014, will be available to the Company or that additional financing will be available or on terms acceptable to the Company.

If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we raise additional equity, the terms of such financing may dilute the ownership interests of current investors and cause our stock price to fall significantly. We may not be able to secure financing upon acceptable terms, if at all. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results, and financial condition.

We have a history of losses.

While we generated cash from operations since fiscal 2010, our investments in growing revenues have generated losses in most of those years. Despite our plans to grow revenue to a greater extent than expenses in fiscal 2014 and beyond, we may not realize sufficient revenues to reach or sustain profitability on a quarterly or annual basis. For the year ended September 30, 2013, we had a gross margin of $20.1 million on revenue of $27.8 million with which to cover selling, marketing, product development and general and administrative costs. Our selling, marketing, product development and general and administrative costs have historically been a significant percentage of our revenue, due partly to the expense of developing leads and the relatively long period required to convert leads into sales associated with selling products that are not yet considered “mainstream” technology investments. Fluctuations in profitability or failure to maintain profitability will likely impact the price of our stock.

We could lose revenues if there are changes in the spending policies or budget priorities for government funding of colleges, universities, schools and other education providers.

Most of our customers and potential customers are public colleges, universities, schools and other education providers who depend substantially on government funding. Accordingly, any general decrease, delay or change in federal, state or local funding for colleges, universities, schools and other education providers could cause our current and potential customers to reduce their purchases of our products and services, or to decide not to renew service contracts, either of which could cause us to lose revenues. In addition, a specific reduction in governmental funding support for products such as ours would also cause us to lose revenues. The severe economic downturn experienced in the U.S. and globally has caused many of our clients to experience severe budgetary pressures, which has and will likely continue to have a negative impact on sales of our products. Continuing unfavorable economic conditions may result in further budget cuts and lead to lower overall spending, including information technology spending, by our current and potential clients, which may cause our revenues to decrease.

If a sufficient number of customers do not accept our products, our business may not succeed.

We cannot predict how the market for our products will develop, and part of our strategic challenge will be to convince enterprise customers of the productivity, improved communications, cost savings, suitability and other benefits of our products. Our future revenue and revenue growth rates will depend in large part on our success in delivering these products effectively, creating market acceptance for these products and meeting customer’s needs for new or enhanced products. If we fail to do so, our products will not achieve widespread market acceptance, and we may not generate sufficient revenue to offset our product development and selling and marketing costs, which will hurt our business.

We may not be able to innovate to meet the needs of our target market.

Our future success will continue to depend upon our ability to develop new products, product enhancements or service offerings that address future needs of our target markets and to respond to these changing standards and practices. The success of new products, product enhancements or service offerings depend on several factors, including the timely completion, quality and market acceptance of the product, enhancement or service. Our revenue could be reduced if we do not capitalize on our current market leadership by timely development of innovative new products, product enhancements or service offerings that will increase the likelihood that our products and services will be accepted in preference to the products and services of our current and future competitors.

If our marketing and lead generation efforts are not successful, our business will be harmed.

We believe that continued marketing efforts will be critical to achieve widespread acceptance of our products. Our marketing campaigns may not be successful given the expense required. For example, failure to adequately generate and develop sales leads could cause our future revenue growth to decrease. In addition, our inability to generate and cultivate sales leads into large organizations, where there is the potential for significant use of our products, could have a material effect on our business. We may not be able to identify and secure the number of strategic sales leads necessary to help generate marketplace acceptance of our products. If our marketing or lead-generation efforts are not successful, our business and operating results will be harmed.

The length of our sales and deployment cycles are uncertain, which may cause our revenue and operating results to vary significantly from quarter to quarter and year to year.

During our sales cycle, we spend considerable time and expense providing information to prospective customers about the use and benefits of our products without generating corresponding revenue. Our expense levels are relatively fixed in the short-term and based in part on our expectations of future revenue. Therefore, any delay in our sales cycle could cause significant variations in our operating results, particularly because a relatively small number of customer orders represent a large portion of our revenue.

Our largest potential sources of revenue are educational institutions, large corporations and government entities that often require long testing and approval processes before making a decision to purchase our products, particularly when evaluating our products for inclusion in new buildings under construction or high dollar transactions. In general, the process of selling our products to a potential customer may involve lengthy negotiations, collaborations with consultants, designers and architects, time consuming installation processes and changes in network infrastructure in excess of what we or our VARs are able to provide. In addition, educational institutions that started with small pilots are committing to more complex installations. Further, our educational market is expanding to include undergraduate classrooms, which, due to the increased size of these types of transactions, typically require a longer sales cycle. Also, our enterprise accounts are less motivated by seasonal sales and promotions, and therefore are frequently difficult to finalize. As a result of these factors, our sales and deployment cycles are unpredictable. Our sales and deployment cycles are also subject to delays as a result of customer-specific factors over which we have little or no control, including budgetary constraints and internal approval procedures, particularly with customers or potential customers that rely on government funding.

Our products are aimed toward a broadened user base within our key markets and these products are relatively early in their product life cycles. We cannot predict how the market for our products will develop, and part of our strategic challenge will be to convince targeted users of the productivity, improved communications, cost savings and other benefits. Accordingly, it is likely that delays in our sales cycles with these products will occur and this could cause significant variations in our operating results.

Sales of some of our products have experienced seasonal fluctuations which have affected sequential growth rates for these products, particularly in our first fiscal quarter. For example, there is generally a slowdown for sales of our products in the higher education and corporate markets in the first fiscal quarter of each year. Seasonal fluctuations could negatively affect our business, which could cause our operating results to fall short of anticipated results for such quarters. As such, we believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Our operating results are hard to predict as a significant amount of our sales typically occur at the end of a quarter and the mix of product and service orders may vary significantly.

Revenue for any particular quarter is extremely difficult to predict with any degree of certainty. We typically ship products within a short time after we receive an order and therefore, we do not have an order backlog with which to estimate future revenue. In addition, orders from our channel partners are based on the level of demand from end-user customers. Any decline or uncertainty in end-user demand could negatively impact end-user orders, which could in turn significantly negatively affect orders from our channel partners in any given quarter. Accordingly, our expectations for both short and long-term future revenue is based almost exclusively on our own estimate of future demand based on the pipeline of sales opportunities we manage, rather than on firm channel partner orders. Our expense levels are based largely on these estimates. In addition, our event business is particularly unpredictable and subject to variation due to the short time-frame between when we learn of an opportunity and when the event occurs. Further, the majority of our product orders are received in the last month of a quarter; thus, the unpredictability of the receipt of these orders could negatively impact our future results. We historically have received all or nearly all our channel partner orders in the last month of a quarter and often in the last few days of the quarter. Accordingly, any significant shortfall in demand for our products or services in relation to our expectations, even if the result was a short term delay in orders, would have an adverse impact on our operating results.

We have experienced growing demand for our hosting and event services as well as a growing preference from our corporate customers in purchasing our software as a service (SaaS). As a result, we expect that service billings as a percentage of total billings will continue to grow which we believe will ultimately lead to more recurring revenue. We subcontract for some services required by our events customers, such as closed captioning, and charge for such services at a lower margin than other services. The percentage of billings represented by services, provided either directly or indirectly, is also likely to fluctuate from quarter to quarter due to seasonality of event services and other factors. Since hosting and support services are typically billed in advance of providing the service, revenue is initially deferred, leading to reduced current period revenue relative to cash flow with a corresponding negative impact to profits or losses relative to net cash flow in periods of significant increase in the percentage of our billings for deferred services.

We are subject to risks associated with our channel partners’ product inventories and product sell-through.

We sell a significant amount of our products to distributors such as Synnex Corporation and Starin Marketing, Inc., as well as other channel partners who maintain their own inventory of our products for sale to dealers and end-users. If these channel partners are unable to sell an adequate amount of their inventory of our products in a given quarter to dealers and end-users or if channel partners decide to decrease their inventories for any reason, such as a long-term continuation or increase, in global economic uncertainty and downturn in technology spending, the volume of our sales to these channel partners and our revenue would be negatively affected. In addition, if channel partners decide to purchase more inventory, due to product availability or other reasons, than is required to satisfy end-user demand or if end-user demand does not keep pace with the additional inventory purchases, channel inventory could grow in any particular quarter, which could adversely affect product revenue in the subsequent quarter. In addition, we also face the risk that some of our channel partners have inventory levels in excess of future anticipated sales. If such sales do not occur in the time frame anticipated by these channel partners for any reason, these channel partners may substantially decrease the amount of product they order from us in subsequent periods, which would harm our business.

If stock balancing returns or price adjustments exceed our reserves, our operating results could be adversely affected.

We provide two of our distributors with stock balancing return rights, which generally permit our distributors to return products, subject to ordering an equal dollar amount of alternate products. We also provide price protection rights to these two distributors. Price protection rights require that we grant retroactive price adjustments for inventories of our products held by distributors if we lower our prices for those products within a specified time period. To cover our exposure to these product returns and price adjustments, we establish reserves based on our evaluation of historical product trends and current marketing plans. However, we cannot be assured that our reserves will be sufficient to cover our future product returns and price adjustments. If the Company determines that it can no longer accurately estimate amounts for stock rotations and sales incentives, the Company would not be able to recognize revenue until resellers sell the inventory to the final end user.

We depend in part on the success of our relationships with third-party resellers and integrators.

Our success depends on various third-party relationships, particularly in our non-higher education business and with our international and events services operations. The relationships include third party resellers as well as system integrators that assist with implementations of our products and sourcing of our products and services. Identifying partners, negotiating and documenting relationships with them and maintaining their relationships require significant time and resources from us. In addition, our agreements with our resellers and integrators are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing products or services. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling and implementing our products as compared to our competitor’s products. Our competitors may be effective in providing incentives to third parties to favor their products or services. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to maintain or grow our revenue could be impaired and our operating results would suffer.

Our cash flow could fluctuate due to the potential difficulty of collecting our receivables.

A significant portion of our sales are fulfilled by VARs, regional distributors or master distributors. As an example, 42% of our billings in 2013 were to Synnex Corporation and Starin Marketing Inc., two master distributors who fulfill demand from other distributors, VARs or end-users. While our distributors and VARs typically maintain payment terms consistent with other end-users, a delay in payment may occur as a result of a number of factors including changes in demand, general economic factors, financial performance, inventory levels or disputes over payments. Any delay from Synnex, Starin, or other large distributors or VARs, could have a material impact on the collections of our receivables during a particular quarter. At December 31, 2013, these two distributors represented 52% of total accounts receivable.

We offer credit terms to some of our international customers; however, payments tend to go beyond terms in certain countries and advances allowable on accounts receivable from international customers under our revolving line of credit are calculated using a lower advance rate than domestic receivables and are limited to $500 thousand. Therefore, as Europe, Asia and other international regions grow, accounts receivable balances will likely increase as compared to previous years and our ability to finance the increase will be limited.

Accounting regulations and related interpretations and policies, particularly those related to revenue recognition, cause us to defer revenue recognition into future periods for portions of our products and services.

Revenue recognition for our products and services is complex and subject to multiple sources of authoritative guidance, some of which are new, as well as varied interpretations and implementation practices for such rules. These rules require us to apply judgment in determining revenue recognition in certain situations. Factors that are considered in revenue recognition include those such as vendor specific objective evidence (VSOE), best estimate of selling price and the inclusion of other services and contingencies to payment terms. We expect that we will continue to defer portions of our service billings because of these factors, and to the extent that management’s judgment is incorrect it could result in an increase in the amount of revenue deferred in any one period. The amounts deferred may also be significant and may vary from quarter to quarter depending on the mix of products sold or contractual terms.

Additional changes in authoritative guidance or changes in practice in applying such rules could also cause us to defer the recognition of additional revenue to future periods or recognize lower revenue.

Because most of our service contracts are renewable on an annual basis, a reduction in our service renewal rate could significantly reduce our revenues.

Our clients have no obligation to renew their content hosting agreements, customer support contracts or other annual service contracts after the expiration of the initial period, which is typically one year, and some clients have elected not to do so. A decline in renewal rates could cause our revenues to decline. We have limited historical data with respect to rates of renewals, so we cannot accurately predict future renewal rates. Our renewal rates may decline or fluctuate as a result of a number of factors, including client dissatisfaction with our products and services, our failure to update our products to maintain their attractiveness in the market, deteriorating economic conditions or budgetary constraints or changes in budget priorities faced by our clients.

Because we generally recognize revenues ratably over the term of our service contracts, downturns or upturns in service transactions will not be fully reflected in our operating results until future periods.

We recognize most of our revenues from service contracts monthly over the terms of their agreements, which are typically 12 months, although terms have ranged from less than one month to 48 months. As a result, much of the service revenue we report in each quarter is attributable to agreements entered into during previous quarters. Consequently, a decline in sales, client renewals or market acceptance of our products in any one quarter will not necessarily be fully reflected in the revenues in that quarter and will negatively affect our revenues and profitability in future quarters. This ratable revenue recognition also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new clients must be recognized over the applicable agreement term.

There is a great deal of competition in the market for our products, which could lower the demand for our products and have a negative impact on our operations.

The market for our products and services is intensely competitive, dynamic and subject to rapid technological change. The intensity of the competition and the pace of change are expected to increase in the future. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business. Competitors vary in size and in the scope and breadth of the products and services offered, many of which have greater financial resources, greater name recognition, more employees and greater financial, technical, marketing, public relations and distribution resources than we have. In addition, new competitors with greater financial resources may arise through partnerships, distribution agreements, mergers, acquisitions or other types of transactions at any time. In particular, large companies have begun to make investments in and/or partner with smaller companies to enter the lecture capture and video management markets. We encounter competition with respect to different aspects of our business from a variety of sources including:

•	Lecture capture solutions (e.g. Echo360, Panopto and Tegrity). There are several solutions available designed specifically for higher education lecture capture, but they differ in their technology approach.

¡	Appliance- or room-based lecture capture provides a fully integrated system with complete recording automation for live or on-demand content. The automated, pre-scheduled workflow results in the greatest faculty and staff adoption and largest volumes of recorded content in the shortest amount of time.

¡	Software-based lecture capture that resides on a podium or computer in the classroom also captures and publishes rich media content, but relies on campus- or user-supplied hardware.

¡	Desktop capture tools reside on individual users’ laptops or computers allowing them to record user-generated content.

Few vendors offer a mix of all lecture capture approaches to best suit customers’ needs. Most support only one approach to lecture capture. Likewise, a very small number of vendors provide an integrated platform like Mediasite to archive and manage video and rich media recorded with their solution. Most rely on a third-party platform, typically the institution’s learning or course management system, to publish and secure content.

•	Enterprise video management solutions (e.g. Kaltura, Qumu) serve as centralized media repositories that facilitate the delivery, publishing and management of on-demand video. Unlike Mediasite, most platforms do not include a video capture, webcasting or live streaming component, but instead ingest or import video-based content captured by other third-party devices or solutions. Also, most other platforms focus on ingesting video-only content rather than rich video which combines multiple synchronous video and/or slide streams into an interactive media experience.

Some current and potential customers develop their own home-grown lecture capture, webcasting or video content solutions which may also compete with Mediasite. However, we often find many of these organizations are now looking for a commercial solution that offers comprehensive management capabilities, requires fewer resources and internal maintenance and delivers a less cumbersome workflow.

Solutions that are designed primarily to address other online communication needs sometimes compete with Mediasite. Often these solutions are complementary to and integrated with the Mediasite solution:

•	Web and video conferencing (e.g. Adobe, Cisco TANDBERG, Cisco WebEx, Citrix, and Polycom). These solutions are designed primarily for one-to-few communications or group collaboration versus one-to-many communications like Mediasite. Many organizations acknowledge that they need both conferencing and webcasting technologies to appropriately address their different communication requirements. In a growing number of instances, customers are ingesting their recorded conference content into Mediasite Enterprise Video Management for centralized management and the added benefits of interactive playback, searchability, analytics and security.

•	Authoring tools (e.g. TechSmith). Unlike webcasting, web conferencing or video conferencing, which capture and stream content as it occurs in real-time, these tools are used to produce and edit on-demand multimedia content. Content authors integrate audio, video, images, branding and other visual elements into a presentation which can then be published for distribution. The authoring process can require a significant amount of production effort and user expertise. Mediasite is capable of ingesting content produced by popular authoring tools like TechSmith’s Camtasia Relay – allowing the content to be delivered, managed and secured alongside all other Mediasite content.

•	Virtual meeting platforms (e.g. INXPO, ON24, InterCall). These companies offer cloud-based virtual event solutions for online conferences, tradeshows and meetings. The platforms often include the ability to embed or link to streaming video or webcasts within the interactive environment. However they do not provide the streaming video directly. In some instances, Mediasite content is integrated into these virtual meeting environments and streamed live or on-demand.

The competitive environment may require us to make changes in our products, pricing, licensing, services, or marketing to maintain and extend our current technology. Price concessions or the emergence of other pricing, licensing, and distribution strategies or technology solutions of competitors may reduce our revenue, margins or market share. Other changes we have to make in response to competition could cause us to expend significant financial and other resources, disrupt our operations, strain relationships with partners, release products and enhancements before they are thoroughly tested or result in customer dissatisfaction, any of which could harm our operating results and stock price.

If potential customers or competitors use open source software to develop products that are competitive with our products and services, we may face decreased demand and pressure to reduce the prices for our products.

The growing acceptance and prevalence of open source software may make it easier for competitors or potential competitors to develop software applications that compete with our products, or for customers and potential customers to internally develop software applications that they would otherwise have licensed from us. One of the aspects of open source software is that it can be modified or used to develop new software that competes with proprietary software applications, such as ours. Such competition can develop without the degree of overhead and lead time required by traditional proprietary software companies. As open source offerings become more prevalent, customers may defer or forego purchases of our products, which could reduce our sales and lengthen the sales cycle for our products or result in the loss of current customers to open source solutions. If we are unable to differentiate our products from competitive products based on open source software, demand for our products and services may decline, and we may face pressure to reduce the prices of our products, which would hurt our profitability. If our use of open-source is challenged and construes unfavorably, our operating results could be adversely impacted.

We use open source software in our application suite. Although we monitor our use of open source software closely, the terms of many open source licenses have not been interpreted by United States courts, and there is risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products. In such event, we could be required to re-engineer our technology or to discontinue offering all or a portion of our products in the event re-engineering cannot be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Our customers may use our products to share confidential and sensitive information, and if our system security is breached, our reputation could be harmed and we may lose customers.

Our customers may use our products and services to share confidential and sensitive information, the security of which is critical to their business. Third parties may attempt to breach our security for customer hosted content or the networks of our customers. Customers may take inadequate security precautions with their sensitive information and may inadvertently make that information public. We may be liable to our customers for any breach in security, and any breach could harm our reputation and cause us to lose customers. In addition, customers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to resolve problems caused by any breach, including litigation-related expenses if we are sued.

Operational failures in our network infrastructure could disrupt our remote hosting services, cause us to lose clients and sales to potential clients and result in increased expenses and reduced revenues.

Unanticipated problems affecting our network systems could cause interruptions or delays in the delivery of the hosting services we provide to some of our clients. We are not equipped to provide full disaster recovery to all of our hosted clients. If there are operational failures in our network infrastructure that cause interruptions, slower response times, loss of data or extended loss of service for our remotely hosted clients, we may be required to issue credits or pay penalties, current clients may terminate their contracts or elect not to renew them and we may lose sales to potential clients. We have recently acquired additional hardware and systems and outsourced most aspects of our network infrastructure to two providers. As a result, we are reliant on third parties for network availability so outages may be outside our control and we may need to acquire additional hardware in order to provide an appropriate level of redundancy required by our customers.

We license technology from third parties. If we are unable to maintain these licenses, our operations and financial condition may be negatively impacted.

We license technology from third parties. The loss of, our inability to maintain, or changes in material terms of these licenses could result in increased cost or delayed sales of our software and services, or may cause us to remove features from our products or services. We anticipate that we will continue to license technology from third parties in the future. This technology may not continue to be available on commercially reasonable terms, if at all. Although we do not believe that we are substantially dependent on any individual licensed technology, some of the component technologies that we license from third parties could be difficult for us to replace. The impairment of these third-party relationships, especially if this impairment were to occur in unison, could result in delays in the delivery of our software and services until equivalent technology, if available, is identified, licensed and integrated. This delay could adversely affect our operating results and financial condition.

The technology underlying our products and services is complex and may contain unknown defects that could harm our reputation, result in product liability or decrease market acceptance of our products.

The technology underlying our products is complex and includes software that is internally developed, software licensed from third parties and hardware purchased from third parties. These products have, and will in the future, contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We may not discover defects that affect our current or new applications or enhancements until after they are sold and our insurance coverage may not be sufficient to cover our complete liability exposure. Any defects in our products and services could:

•	Damage our reputation

•	Cause our customers to initiate product liability suits against us

•	Increase our product development resources

•	Cause customers to cancel orders or potential customers to purchase competitive products or services

•	Delay release or market acceptance of our products, or otherwise adversely impact our relationships with our customers

•	Cause us to allocate valuable engineering resources to fix our existing products, which may cause us to allocate fewer resources toward developing new products, or toward adding features to our existing products

If we are viewed only as a commodity supplier, our margins and valuations will shrink.

We need to provide value-added services in order to avoid being viewed as a commodity supplier. This entails building long-term customer relationships and developing features that will distinguish our products. Our technology is complex and is often confused with other products and technologies in the market place, including video conferencing, streaming and collaboration.

We have developed a lower cost desktop software product to better address that market segment. Our desktop software product has more limited features compared to our existing products. While we believe we can preserve the market for our full-featured products, release of our desktop software product could reduce demand for products sold at higher prices.

If we fail to build long-term customer relationships and develop features that distinguish our products in the market place, our margins will shrink and our stock may become less valuable to investors.

Our success depends upon the proprietary aspects of our technology.

Our success and ability to compete depend to a significant degree upon the protection of our proprietary technology. We currently have four U.S. patents that have been issued to us. We may seek additional patents in the future. However, it is possible that:

•	Any patents acquired by or issued to us may not be broad enough to protect us

•	Any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents

•	Current and future competitors may independently develop similar technology, duplicate our services or design around any of our patents

•	Effective patent protection, including effective legal-enforcement mechanisms against those who violate our patent-related assets, may not be available in every country in which we do or plan to do business

•	We may not have the resources to enforce our patents or may determine the potential benefits are not worth the cost and risk of ultimately being unsuccessful

We also rely upon trademark, copyright and trade secret laws, which may not be sufficient to protect our intellectual property.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our technology. We have registered four U.S. and four foreign country trademarks. These forms of intellectual property protection are critically important to our ability to establish and maintain our competitive position. However, it is possible that:

•	Third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights

•	Laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or to deter others from developing similar technologies

•	Effective trademark, copyright and trade secret protection, including effective legal-enforcement mechanisms against those who violate our trademark, copyright or trade secret assets, may be unavailable or limited in foreign countries

•	Contractual agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how or other proprietary information

•	Other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks

•	Policing unauthorized use of our services and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use

Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

If other parties bring infringement or other claims against us, we may incur significant costs or lose customers.

Other companies may obtain patents or other proprietary rights that would limit our ability to conduct our business and could assert that our technologies infringe their proprietary rights. We have incurred substantial costs to defend against such claims in the past and could incur legal costs in the future, even if without merit, and intellectual property litigation could force us to cease using key technology, obtain a license or redesign our products. In the course of our business, we may sell certain systems to our customers, and in connection with such sale, we may agree to indemnify these customers from claims made against them by third parties for patent infringement related to these systems, which could harm our business.

We are currently in a legal proceeding related to a complaint filed by Astute Technology, LLC against Learners Digest International, LLC, one of our customers. The complaint alleges patent infringement. Because Learner Digest is a customer, we have agreed to indemnify them from costs and damages in connection with the litigation. We believe the compliant is without merit and are in the process of defending the lawsuit.

If we lose key personnel or fail to integrate replacement personnel successfully, our ability to manage our business could be impaired.

Our future success depends upon the continued service of our key management, technical, sales and other critical personnel, particularly our Chief Executive Officer. Most of our officers and other key personnel are employees-at-will, and we cannot assure that we will be able to retain them. Key personnel have left our company in the past, sometimes to accept employment with companies that sell similar products or services to existing or potential customers of ours. There will likely be additional departures of key personnel from time to time in the future and such departures could result in additional competition, loss of customers or confusion in the marketplace. As we seek to replace such departures, or expand our business, the hiring of qualified sales, technical and support personnel has been difficult due to the limited number of qualified professionals. The loss of any key employee could result in significant disruptions to our operations, including adversely affecting the timeliness of product releases, the successful implementation and completion of company initiatives and the results of our operations. In addition, we do not have life insurance policies on any of our key employees. If we lose the services of any of our key employees, the integration of replacement personnel could be time consuming, may cause disruptions to our operations and may be unsuccessful.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products.

International product and service billings ranged from 27% to 29% of our total billings in each of the past two years and are expected to continue to account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products and services. International sales are subject to a variety of risks, including:

•	difficulties in establishing and managing international distribution channels or operations;

•	difficulties in selling, servicing and supporting overseas products, translating products into foreign languages and compliance with local hardware requirements;

•	the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property or requirements for product certification or other restrictions;

•	multiple and possibly overlapping tax structures;

•	currency and exchange rate fluctuations;

•	difficulties in collecting accounts receivable in foreign countries, including complexities in documenting letters of credit; and

•	economic or political changes in international markets.

•	difficulty in complying with international employment related requirements

We face risks associated with government regulation of the internet and related legal uncertainties.

Currently, few existing laws or regulations specifically apply to the Internet, other than laws generally applicable to businesses. Many Internet-related laws and regulations, however, are pending and may be adopted in the United States, in individual states and local jurisdictions and in other countries. These laws may relate to many areas that impact our business, including encryption, network and information security, and the convergence of traditional communication services, such as telephone services, with Internet communications, taxes and wireless networks. These types of regulations could differ between countries and other political and geographic divisions both inside and outside the United States. Non-U.S. countries and political organizations may impose, or favor, more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. In addition, state and local governments within the United States may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for, and the costs associated with, our products and services. The adoption of such laws and regulations may harm our business.

Exercise of outstanding options and warrants will result in further dilution.

The issuance of shares of common stock upon the exercise of our outstanding options and warrants will result in dilution to the interests of our stockholders, and may reduce the trading price of our common stock.

At December 31, 2013, we had no outstanding warrants and 1.2 million of outstanding stock options granted under our stock option plans, 708 thousand of which are immediately exercisable.

To the extent that these stock options or warrants are exercised, dilution to the interests of our stockholders will likely occur. Additional options and warrants may be issued in the future at prices not less than 85% of the fair market value of the underlying security on the date of grant. Exercises of these options or warrants, or even the potential of their exercise may have an adverse effect on the trading price of our common stock. The holders of our options or our warrants are likely to exercise them at times when the market price of the common stock exceeds the exercise price of the securities. Accordingly, the issuance of shares of common stock upon exercise of the options and warrants will likely result in dilution of the equity represented by the then outstanding shares of common stock held by other stockholders. Holders of our options and warrants can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms, which are more favorable to us than the exercise terms provided, by these options and warrants.

We may need to make acquisitions or form strategic alliances or partnerships in order to remain competitive in our market, and potential future acquisitions, strategic alliances or partnerships, including the acquisition of Mediasite KK and MediaMission, could be difficult to integrate, disrupt our business and dilute stockholder value.

We recently announced that we purchased the remaining shares of stock that we do not already own in Mediasite KK and purchased all of the outstanding shares of MediaMission. In the future, we may acquire or form strategic alliances or partnerships with other businesses in order to remain competitive or to acquire new technologies. As a result of these acquisitions, strategic alliances or partnerships, including Mediasite KK and MediaMission, we may need to integrate products, technologies, widely dispersed or overseas operations and distinct corporate cultures. In particular, we will have to integrate the distinct corporate culture in Japan and the Netherlands resulting from our acquisitions of Mediasite KK and MediaMission, respectively. In other acquisitions, the products, services or technologies of future acquired companies may need to be altered or redesigned in order to be made compatible with our software products and services, or the software architecture of our customers. These integration efforts, including the acquisitions of Mediasite KK and MediaMission, may not succeed or may distract our management from operating our existing business. The acquisitions of Mediasite KK and MediaMission, and other future acquisitions could expose us to unexpected liabilities, regulations or costs, including tax or other regulatory items impacting repatriation of profits. Our failure to successfully manage the acquisitions of Mediasite KK and MediaMission, and other future acquisitions, strategic alliances or partnerships could seriously harm our operating results. In addition, our stockholders would be diluted if we finance the future acquisitions, strategic alliances or partnerships by incurring convertible debt or issuing equity securities.

We Face Risks Associated With Our International Expansion

As a result of expansion internationally, the Company will be faced with additional risks such as employee regulations and practices that are unfamiliar to management and differ from those in the U.S., technological challenges related to information systems, and corporate governance issues. Conducting business abroad also involves the risk of changes in regulatory requirements, and changes or uncertainties in the economic, social and political conditions in the Company’s geographic areas, which may affect us and our customers. There is no assurance that the Company can entirely avoid these risks in connection with its global expansion, and as a consequence, our results could be adversely affected.

Our ability to utilize our net operating loss carryforwards may be limited.

The use of our net operating loss carryforwards may have limitations resulting from certain future ownership changes, time limitations or other factors under the Internal Revenue Code and other taxing authorities.

If our net operating loss carryforwards are limited, and we have taxable income which exceeds the available net operating loss carryforwards for that period, we would incur an income tax liability even though net operating loss carryforwards may be available in future years prior to their expiration. Any such income tax liability may adversely affect our future cash flow, financial position and financial results.

Our business is subject to changing regulations regarding corporate governance and public disclosure that will increase both our costs and the risk of noncompliance.

As a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices and continue to update the program in response to newly implemented regulatory requirements and guidance, we cannot assure that we are or will be in compliance with all potentially applicable regulations. Although our non-affiliate market capitalization was less than $75 million at March 31, 2013 and we were therefore not required to have an auditor attestation on our internal controls over financial reporting for fiscal 2013, SEC rules may in the future require us to have such an attestation if our non-affiliate market capitalization exceeds a certain threshold. We have found material weaknesses in our internal control over financial reporting in the past and cannot assure that in the future our management or our auditors, will not find a material weakness in connection with our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot assure that we could correct any such weakness to allow our management to attest that we have maintained effective internal controls over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to attest that such assessment will have been fairly stated in our Annual Report on Form 10-K to be filed with the Securities and Exchange Commission or attest that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines, or other sanctions or litigation. In addition, the disclosure of any material weakness in our internal control over financial reporting could have a negative impact on our stock price.

Provisions of our charter documents and Maryland law could also discourage an acquisition of our company that would benefit our stockholders.

Provisions of our articles of incorporation and by-laws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles of incorporation authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for a classified board of directors, which means that our stockholders may vote upon the retention of only one or two of our seven directors each year. Moreover, Maryland corporate law restricts certain business combination transactions with “interested stockholders” and limits voting rights upon certain acquisitions of “control shares.”

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at http://www.sec.gov. Our corporate website is http://www.sonicfoundry.com. Electronic access to our filings is available at the “Investor Information” section of the website. However, the information on the website, other than documents specifically incorporated by reference as listed below, does not constitute a part of the Prospectus.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of Sonic Foundry, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the sale of all the shares covered by this prospectus.

•	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2013;

•	Our Definitive Proxy Statement dated January 27, 2014 for our 2014 Annual Meeting of stockholders to be held March 6, 2014;

•	Our Current Reports on Form 8-K dated January 9, 2014, January 16, 2014, January 21, 2014 and February 6, 2014;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2013;

•	The description of our common stock contained in our Exchange Act Registration Statement on Form 8-A, filed on April 20, 2000

You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations, 222 West Washington Avenue, Suite 100, Madison, WI 53703, Telephone (608) 443-1600.

FORWARD-LOOKING INFORMATION

This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words “believe”, “anticipate”, “plan”, “expect”, “may”, “will”, “would”, “intend”, “estimate” and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions.

We do not assume any obligation to update any forward-looking statement we make.

COMPANY OVERVIEW

Sonic Foundry (NASDAQ: SOFO) is the trusted market leader for enterprise webcasting solutions, providing video content management and distribution for education, business and government. Powered by the patented Mediasite Enterprise Video Platform and webcast services of Mediasite Events, Sonic Foundry empowers people to advance how they share knowledge online, using video webcasts to bridge time and distance, enhance learning outcomes and improve performance.

Today, over 2,700 customers use Mediasite to capture, stream and manage a vast number of video hours with millions of viewers around the world.

Sonic Foundry, Inc. was founded in 1991, incorporated in Wisconsin in March 1994 and merged into a Maryland corporation of the same name in October 1996. Our executive offices are located at 222 West Washington Ave., Madison, Wisconsin 53703 and our telephone number is (608) 443-1600. Our corporate website is www.sonicfoundry.com. In the “Investors” section of our website we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to reports required to be filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after the filing of such reports with the Securities and Exchange Commission.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock offered through this prospectus.

SELLING STOCKHOLDERS

Included in this prospectus are (i) 37,608 aggregate shares of common stock issued to RJ Brouwer B.V. and Van Buren-Paulsen Holding B.V. and their beneficial owners, Robert Jan Brouwer and Tom van Buren, respectively, in connection with the purchase of Media Mission Holding B.V. (the “Media Mission Purchase”), and (ii) 177,351 aggregate shares of common stock issued to Shuichi Murakami, Youchi Ozasa, Hisatoshi Nakagawa, Joji Minami, Kenichi Yamashita, Makoto Horii, Takuo Shigeta, Yosuke Mashimoto and Makoto Nagai in connection with the purchase of Mediasite KK (the “Mediasite KK Purchase”). The Media Mission Purchase was completed on December 16, 2013, and the Mediasite KK Purchase was completed on January 14, 2014. The Company has agreed to use its best efforts to register the shares of common stock issued in both purchases. The Company did not pay any commissions or underwriting discounts in connection with either of the transactions. The shares issued in these transactions were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act, as amended (the “Act”) relating to sales by an issuer not involving a public offering. The sale did not involve a public offering, the security holders had information about the Company and its investment, the holders took the securities for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

The following table, sets forth information, as of March 10, 2014 with respect to each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities.

The number of shares listed as being beneficially owned by the selling stockholders in the table after the offering is based on the assumptions that all of the shares being offered are sold pursuant to this offering, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares or may acquire or dispose of other shares of common stock, we cannot estimate the aggregate number of shares that will be sold in this offering or the number or percentage of shares of common stock that the selling stockholders will own upon completion of this offering.

This Prospectus covers 214,959 shares of common stock currently outstanding and held by the Selling Stockholders.

BENEFICIAL OWNERS(1)	NUMBER OF COMMON SHARES BENEFICIALLY OWNED PRIOR TO OFFERING(2)		NUMBER OF SHARES OF COMMON STOCK INCLUDED IN OFFERING	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED AFTER OFFERING(1)
RJ Brouwer Beheer B.V.(3)	18,804		18,804	—
Robert Jan Brouwer(4)	18,804		18,804	—
Van Buren-Paulson Holding B.V.(3)	18,804		18,804	—
Tom van Buren(5)	18,804		18,804	—
Shuichi Murakami(6)	58,664	(7)	58,664	—
Yoichi Ozasa(6)	56,545	(8)	56,545	—
Hisatoshi Nakagawa(6)	32,469		32,469	—
Joji Minami(6)	11,021		11,021	—
Kenichi Yamashita(6)	10,173		10,173	—
Makoto Horii(6)	5,087		5,087	—
Takuo Shigeta(6)	1,696		1,696	—
Yosuke Mashimoto(6)	1,272		1,272	—
Makoto Nagai(6)	424		424	—

TOTAL	214,959		214,959	—

(1)	None of the beneficial owners has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.
(2)	Based on 4,232,400 shares of common stock outstanding as of March 3, 2014, except as indicated in notes (7) and (8) below, no selling stockholder currently owns nor will any selling stockholder after the offering own more than 1% of our total common stock outstanding.
(3)	We issued the shares of common stock (“Media Mission Shares”) included in this prospectus to the beneficial owners denoted in this note in connection with the purchase of all the issued and outstanding shares of Media Mission Holding B.V. in the Netherlands.
(4)	Robert Jan Brouwer is the owner of 100% of the outstanding stock of RJ Brouwer Beheer B.V. and therefore may be deemed a beneficial owner of the stock held by RJ Brouwer Beheer B.V.
(5)	Tom van Buren is the owner of 100% of the outstanding stock of Van Buren-Paulson Holding B.V. and therefore may be deemed a beneficial owner of the stock held by Van Buren-Paulson Holding B.V.
(6)	We issued the shares of common stock (“MSKK Shares”) included in this prospectus to the beneficial owners denoted in this note in connection with the purchase of all the issued and outstanding shares of Mediasite K.K. in Japan.
(7)	Represents 1.4% of our total common stock outstanding.
(8)	Represents 1.3% of our total common stock outstanding.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock summarizes general terms and provisions that apply to the capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information”.

General

Our articles of incorporation provide us with the authority to issue 10,000,000 shares of common stock, $.01 par value per share, and 1,500,000 shares of preferred stock, $.01 par value per share. We will disclose in an applicable prospectus supplement the number of shares of our common stock then outstanding. As of the date of this prospectus, no shares of our preferred stock were outstanding.

Our Common Stock

Each share of our common stock is entitled to dividends if, as and when dividends are declared by our board of directors and paid. We will pay any dividend so declared and payable in cash, capital stock or other property equally, share for share, on our common stock.

Each share of our common stock is entitled to one vote on all matters. No stockholder of our common stock has preemptive or other rights to subscribe for additional shares of our common stock. In the event of our liquidation, dissolution or winding up, holders of the shares of our common stock are entitled to share equally, share for share, in the assets available for distribution, subject to any liquidation preference on any outstanding shares of our preferred stock.

Our Preferred Stock

We will issue our preferred stock from time to time in one or more series as determined by our board of directors. Our board of directors is authorized to issue the shares of our preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of our preferred stock may have the effect of delaying, deferring or preventing a change in control of Sonic Foundry without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock, including the loss of voting control to others.

Anti-Takeover Provisions

in Our Articles of Incorporation and By-Laws

Provisions of our articles of incorporation and bylaws may make it more difficult for a third party to acquire control of our company, even if a change in control would benefit our stockholders. Our articles of incorporation authorize our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Furthermore, our articles of incorporation provide for classified voting, which means that our stockholders may vote upon the retention of only one or two of our seven directors each year.

Maryland Anti-Takeover Laws

Business Combinations

Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person who beneficially owns 10% or more of the voting power of our shares; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then-outstanding voting shares.

A person is not an interested stockholder if our board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of capital stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting shares other than shares held by (a) the interested stockholder with whom or with whose affiliate the business combination is to be effected and (b) shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors before the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisition

Maryland law provides that “control shares” of a corporation acquired in a “control share acquisition” have no voting rights unless the corporation’s stockholders approve such voting rights by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquirer, or by officers or directors of the corporation who are also employees are excluded from shares entitled to vote on the matter. “Control shares” are voting shares which if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third of all voting power;

•	one-third or more but less than a majority of all voting power; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including providing a statement to us detailing, among other things, the acquiring person’s identity and stock ownership and an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders’ meeting.

If voting rights are not approved at the stockholders’ meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, at the fair market value of such shares. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved or exempted by our articles of incorporation or bylaws.

Indemnification of Directors and Officers

Our articles of incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director actually received an improper personal benefit in money, property or services;

•	or in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

In addition, our bylaws require us to indemnify each person who is or was a director or officer of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director officer, partner or trustee of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance.

PLAN OF DISTRIBUTION

Resales of the Shares by the Selling Stockholders may be made on the Nasdaq Capital Market, in the over-the-counter market, in private transactions, or in a combination of such methods of sale. The Shares will be offered for sale on terms to be determined when the agreement to sell is made or at the time of sale, as the case may be. The Selling Stockholders may effect such transactions by selling some or all of the Shares through broker-dealers who may act solely as agent and or may acquire Shares as principal or in one or more underwritten offerings on a firm commitment or best efforts basis. Sales of shares may also be made pursuant to Rule 144 under the Securities Act of 1933, as amended. To the extent required under the Securities Act of 1933, as amended, the aggregate amount of Selling Stockholders’ Shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the Shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the Selling Stockholder’s and/or purchasers of Selling Stockholders’ Shares, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

From time to time the Selling Stockholders may transfer, pledge, donate or assign his Shares to lenders or others and each of those persons will be deemed to be a “Selling Stockholder” for purposes of this prospectus. The number of Shares beneficially owned by the Selling Stockholder who so transfers, pledges, donates or assigns will decrease as and when he take such actions. The plan of distribution for Selling Stockholders’ Shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be deemed Selling Stockholders hereunder.

The Selling Stockholders may engage in short sales, including short sales against the box, puts and calls and other transactions in securities of the Company or derivatives of Company securities and may sell or deliver Shares in connection with these trades. Selling Stockholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Shares in the course of hedging the positions they assume with such Selling Stockholders, including, without limitation, in connection with distributions of the Shares by such broker-dealers.

The Selling Stockholders may pledge their Shares to their broker under the margin provisions of customer agreements. If the Selling Stockholders defaults on a margin loan, the broker may, from time to time, offer and sell the pledged Shares.

LEGAL MATTERS

The legality of the issuance of the Shares offered in this prospectus will be passed upon for the Company by McBreen & Kopko, LLP Chicago, Illinois. Frederick H. Kopko, Jr., a member of that firm and a director of the Company, beneficially owns 28,627 shares of our Common Stock and has options and warrants to purchase 14,000 shares of our Common Stock.

EXPERTS

The audited financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$277
Legal fees and expenses	10,000
Accounting fees and expenses	10,000
Printing expenses	1,000
Miscellaneous	NA
Total	$21,277

Item 15. Indemnification of Directors and Officers.

Our Articles of Incorporation limit the liability of our directors, in their capacity as directors but not in their capacity as officers, to the fullest extent permitted by the Maryland General Corporation Law, or MGCL. Accordingly, pursuant to the terms of the MGCL as presently in effect, we may indemnify any director unless it is established that:

•	the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director actually received an improper personal benefit in money, property or services;

•	or in the case of any criminal proceeding, the directors had reasonable cause to believe that the act or omission was unlawful.

In addition, our Bylaws require us to indemnify each person who is or was, a director or officer of ours to the fullest extent permitted by the laws of the State of Maryland in the event he is involved in legal proceedings by reason of the fact that he is or was a director or officer of ours, or is or was serving at our request as a director, officer, partner or trustee of another corporation, partnership or other enterprise. We may also advance to such persons expenses incurred in defending a proceeding to which indemnification might apply, upon terms and conditions, if any, deemed appropriate by the Board of Directors upon receipt of an undertaking by or on behalf of such director or officer to repay all such advanced amounts if it is ultimately determined that he is not entitled to be indemnified as authorized by the laws of the State of Maryland. In addition, we carry director and officer liability insurance.

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Item 16. Exhibits.

Exhibit Number	Description of Document

4.1(1)	Amended and Restated Articles of Incorporation, effective January 26, 1998, Articles of Amendment, effective April 9, 2000, and Articles of Amendment of Amended and Restated Articles of Incorporation, effective November 16, 2009.

4.2(2)	Amended and Restated By-Laws.

5.1(3)	Opinion of McBreen & Kopko, LLP

23.1(3)	Consent of McBreen & Kopko, LLP (see Exhibit 5.1).

23.2(3)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

24.1(3)	Power of Attorney (included on signature page).

(1)	Incorporated by reference from Exhibit 3.1 of Registrant’s Annual Report on Form 10-K for the year ended September 30, 2009.
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on October 11, 2011.
(3)	Filed herewith.

Item 17. Undertakings.

1.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

2.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

III

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on March 10, 2014.

SONIC FOUNDRY, INC.

By:	/s/ Gary R. Weis,
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary R. Weis and Kenneth A. Minor, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature Date	Capacity

/s/ Gary R. Weis Gary R. Weis March 10, 2014	Chief Executive Officer and Director

/s/ Mark D. Burish Mark D. Burish March 10, 2014	Chairman and Director

/s/ Kenneth A. Minor Kenneth A. Minor March 10, 2014	Chief Financial Officer and Secretary

IV

Signature Date	Capacity

/s/ Matthew G. Altenberger Matthew G. Altenberger March 10, 2014	Vice President – Controller and Chief Accounting Officer

/s/Frederick H. Kopko, Jr. Frederick H. Kopko, Jr. March 10, 2014	Director

/s/ Michael H. Janowiak Michael H. Janowiak March 10, 2014	Director

/s/ David C. Kleinman David C. Kleinman March 10, 2014	Director

/s/ Brian T. Wiegand Brian T. Wiegand March 10, 2014	Director

/s/ Paul S. Peercy Paul S. Peercy March 10, 2014	Director

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Exhibit Index

Exhibit Number	Description of Document

4.1(1)	Amended and Restated Articles of Incorporation, effective January 26, 1998, Articles of Amendment, effective April 9, 2000, and Articles of Amendment of Amended and Restated Articles of Incorporation, effective November 16, 2009

4.2(2)	Amended and Restated By-Laws.

5.1(3)	Opinion of McBreen & Kopko, LLP

23.1(3)	Consent of McBreen & Kopko, LLP (see Exhibit 5.1).

23.2(3)	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.

24.1(3)	Power of Attorney (included on signature page).

(1)	Incorporated by reference from Exhibit 3.1 of Registrant’s Annual Report on Form 10-K for the year ended September 30, 2009.
(2)	Incorporated by reference from Registrant’s Current Report on Form 8-K filed on October 11, 2011.
(3)	Filed herewith.

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